October 21, 2019

QTA: TSX VENTURE

QTRRF: OTCQB International

QUATERRA RELEASES SEQUENTIAL ASSAY RESULTS AT MacARTHUR

VANCOUVER, B.C. - Quaterra Resources Inc. today announced the results of sequential copper analysis at its MacArthur open-pit, oxide-leach copper project located in the northern part of the Company's 51-square-mile property in the historic Yerington Copper District, Nevada, that also includes the Yerington and Bear copper deposits.

Sequential copper analysis ("Seq-Cu") is a semi-quantitative technique to determine the total amount of soluble (leachable) copper present in drill samples. Actual recoverable copper will be a percentage of the soluble amount, and will depend on a number of factors including particle size, permeability and pH of the leach pad. The Seq-Cu is useful in defining the geologic, mineralogic, and metallurgical types and zones of oxidation commonly associated with porphyry-type copper deposits.

"Today's results are encouraging," says Quaterra President and CEO Gerald Prosalendis. "The amount of soluble copper present in both oxide and transitional material tested suggests the potential for actual recoveries to be higher than the assumptions used in the 2012 Preliminary Economic Assessment. Work over the next six months will focus on evaluating this possibility."

The Seq-Cu analysis work was completed by Skyline Assayers & Laboratories, Inc. of Tucson, Arizona. Evaluation of the results has been started by Independent Mining Consultants, Inc. ("IMC") of Tucson, Arizona, and Process Engineering LLC ("PE") also of Tucson. IMC will incorporate the data into a resource block model and mine plan in order to further de-risk the MacArthur Project and advance the project towards a prefeasibility study.

The Seq-Cu assay work included 298 pulps from reverse circulation and drill core samples from drilling completed from 2008 to 2012. The sequential assay results provide a total copper (% TCu), acid (H2SO4) soluble copper (% asCu), and cyanide soluble (% CNCu) copper values. Copper Solubility (%) is calculated by the equation [(% asCu + % CNCu)/% TCu] x 100. Copper solubility provides an initial indication of how amenable the material is to heap leaching. Metallurgical testing (column leach testing) is required to assess the level of copper recovery that may be achieved in the oxide and transition zones of the deposit.

Pulps were selected to geographically and mineralogically represent the initial phases of the current mine plan. Of the 298 samples, 165 of the samples were taken from the oxide zone and 133 were taken from the transitional (chalcocite, oxide, and minor chalcopyrite) zone. The samples taken from the oxide zone average 74.5% solubility and those from the transitional zone average 79.9% solubility.  The solubility of all of the samples averages 77.1% (please see Table 1 below).  Geographically, samples from the main MacArthur pit area have the highest solubility, averaging 78.6% while those from the northern portion of the deposit average 74.4% solubility (Table 2 below). The accompanying map shows the location of the samples within the deposit area.

Table 1. Solubility of pulps by copper occurrence
Copper Occurrence	# of Samples	%TCu	H2SO4 soluble (%Cu)	CuCN soluble (%Cu)	H2SO4 + CuCN soluble (%Cu)	Solubility (%)
Oxide	165	0.28	0.19	0.02	0.21	74.5
Transitional	133	0.31	0.13	0.12	0.25	79.9
Total	298	0.29	0.16	0.07	0.23	77.1

Table 2. Solubility of pulps by location
Location/Phase	# of Samples	%TCu	H2SO4 soluble (%Cu)	CuCN soluble (%Cu)	H2SO4 + CuCN soluble (%Cu)	Solubility (%)
Main MacArthur Pit	195	0.29	0.18	0.05	0.23	78.6
North Area	103	0.31	0.13	0.10	0.23	74.4
Total	298	0.29	0.16	0.07	0.23	77.1

Quaterra has engaged IMC and PE to further evaluate the results of the Seq-Cu work with respect to the advancement of the MacArthur Project towards prefeasibility. In the near term, the Seq-Cu data will be incorporated into the resource block model to evaluate changes to the mining sequence in order to optimize project economics. As well, a plan for additional drilling will be developed to acquire fresh samples for column test work which will provide further definition of the copper recoverability from heap leaching. The initial column tests will represent areas in the deposit which will be mined during the early years of the mine schedule.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the Chairman of the Company, and a Qualified Person as defined in NI 43-101.

QA/QC for Seq-Cu results

Pulps were prepared from reverse circulation and core drilling from 2008 to 2012 by Skyline Assayers & Laboratories, Inc., an ISO certified assaying/geochemistry facility, in Tucson, Arizona.  During this span, pulps were returned to Quaterra and placed in a secure location. For the sequential copper analysis, Quaterra returned the pulps to Skyline where they were re-blended using their "SP-16" procedure. The samples were then analyzed for total copper and sequential copper using their "SEA-Cu" and "SEA-CuSEQ" procedures, respectively. The "SEA-Cu" procedure has a 0.01% detection limit, while the "SEA-CuSEQ" has a 0.005% detection limit. Skyline used commercially prepared standards that were placed into their sample stream and analyzed multiple duplicates to insure precision of results as a quality control measure. Quaterra has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

MacArthur Copper Project 2019 Solubility Analysis:
Location of Copper Samples

LEGEND
Quaterra Drill Hole
Quaterra Oxide Sampled Drill Hole
Quaterra Transitional Sampled Drill Hole
Quaterra Transitional & Oxide Sampled Drill Hole
Historic Drill Hole
Quaterra Resources Inc.
4326000 N
4324500 N
Northern Zone
Main MacArthur Zone
Gallagher
N
0 500 1000
FEET
UTM NAD 27/Zone 11
304500 E
307500 E

About Quaterra's Yerington Copper Project

Quaterra's 51-square-mile Yerington Copper Project is located in the historic Yerington Copper District, a mining-friendly jurisdiction with a history of copper production and good infrastructure, about 70 miles southeast of Reno, Nevada. Assets on the property consist of the MacArthur oxide-leach and sulfide copper deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper system; and several untested exploration targets. The Company has reported oxide and sulfide resources at both MacArthur and the Yerington pit, and the 2012 PEA at MacArthur, all prepared under National Instrument 43-101. Quaterra also owns valuable water rights in the district.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. Quaterra also holds an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and immediately north of the large Pebble copper-gold porphyry project. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,

Gerald Prosalendis, President & CEO

Quaterra Resources Inc.

For more information please contact:

Karen Robertson, Corporate Communications, 778-898-0057

Gerald Prosalendis, President and CEO, Quaterra Resources Inc., 250-940-3581

Thomas Patton, Chairman, Quaterra Resources Inc., 604-641-2758

Email: info@quaterra.com

Website: www.quaterra.com

Disclosure note:

Some statements contained in this press release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this release by words such as "believes", "anticipates", "intends", "has the potential", "expects", "hopes"' and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this press release include that the Company will continue to receive funding, that near term opportunities exist to enhance value, that a pre-feasibility study will be completed supporting the development of the MacArthur project, that exploration drilling will be undertaken, that results will define further mineralization or high grade zones, that the results of sequential assay work will result in actual recoveries being higher than the assumptions used in the 2012 Preliminary Economic Assessment, that historical and new exploration will support a resource on the property, that the Yerington assets have the potential to support mining operations, and that the copper price will support mining investment. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.